

July 21, 2014

<u>Via E-Mail</u>
Jae Ik Kim
Jin Hwan Sah
The Korea Development Bank
320 Park Avenue, 32nd Floor
New York, NY 10022

Suk-Kwon Na
The Republic of Korea
335 East 45th Street
New York, NY 10017

> **Re: The Korea Development Bank**
> **The Republic of Korea**
> **Registration Statement under Schedule B**
> **File No. 333-197061**
> **Filed June 27, 2014**

Dear Sirs:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update all statistics to provide the most recent data available.

The Korea Development Bank, page 3

2. Please include information on the anticipated restructurings as a result of the merger

between KDBFG and KoFC, such as changes to the overseas finance business and the sale of subsidiaries.

3. We note news reports indicating that trade issues could arise between the United States and the Government as a result of the Government's decision to halt its plan to privatize KDB. To the extent material, please discuss these developments.

4. To the extent material, please discuss the Financial Supervisory Service's investigation into KDB regarding loans made to STX and the Dongbu Group.

5. Please include a discussion of KDB's credit policies, credit approval and risk management functions or include a cross reference to the discussion in the financial statements.

The Korea Development Bank, page 3

6. In light of recent events, provide some additional background, such as government reports or studies relating to the amendments to the KDB Act described on page 6.

2013, page 11

7. Please disclose whether these loans to financially troubled companies and impairment losses with respect to certain loan arrangements are the result of economic or financial developments in the Korean economy.

Loans to Financially Troubled Companies, page 13

8. To the extent material, please discuss the implications of KDB's loans to troubled large companies, such as the impact on KDB's future net income. Additionally, please disclose KDB's expectations about whether it will need to increase its loan loss provisions.

Loans by Industry Sector, page 16

9. Please identify the components in the "Other" line item in the tables to the extent that they represent significant industry sectors.

Loans by Categories, page 17

10. Please consider including a line item for local currency loans denominated in foreign currencies in the table setting out equipment capital and working capital loans by categories.

Investments, page 19

11. Please clarify which department or agency specifically instructs KDB to take a controlling interest in a company.

12. In the first sentence, please clarify that KDB may take an ownership interest in an entity as a result of a restructuring.

Sources of Funds, page 21

13. To the extent material, please discuss KDB's decision to increase its foreign-current debt target and KDB's issuances of bonds in the domestic and international capital markets post December 31, 2013.

Independent Auditors' Report, page 31

14. Please remove the limitation included in the auditors' report indicating that the report is for use by those knowledgeable about Korean auditing standards and their application in practice.

Other Assets, page 71

15. As appropriate, please discuss the underlying reasons for the material changes in accounts receivable and unsettled domestic exchange receivables.

Republic of Korea, page 147

16. Please update the disclosure for the Republic in response to the comments in our letter dated July 2, 2014.

Government and Politics, page 149

17. To the extent material, please discuss any effect of the replacement of Hyun Oh-seok with Choi Kyung-hwan as Deputy Prime Minister and Minister Strategy and Finance on the Korea Development Bank and the Republic of Korea.

Exhibit M-2

18. Please request counsel to delete the statement that the "opinion is addressed to and is solely for the benefit of the Registrants." Refer to Section II.B.3.d. of Staff Legal Bulletin 19 (October 14, 2011).

Closing Comment

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please direct any questions about these comments to me at (202) 551-3238.

Sincerely,

/s/ Ellie Quarles

Ellie Quarles
Special Counsel

cc: Jinduk Han, Esq.
        Cleary Gottlieb Steen & Hamilton LLP